

June 1, 2015

Carlos Domenech Zornoza
Chief Executive Officer
TerraForm Global, Inc.
600 Clipper Drive
Belmont, CA 94002

> **Re: TerraForm Global, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2015**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 7, 2015**
> **File No. 333-203934**

Dear Mr. Domenech:

We have reviewed your registration statement and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2015 letter.

General

1. We note references to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. We note the following examples:

- "Solar energy capacity additions are expected to total over 179 GW between 2014 and 2020 in our initial target markets and are expected to grow at a compound annual growth rate, or "CAGR," of 31% between 2014 and 2020, in our initial target markets." (Page 4)

- "Hydro-electricity is expected to increase its installed capacity at a projected CAGR of 3% from 2010 to 2020." (Page 156)

These are only examples. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

Summary

Cash Dividend Policy, page 5

2. In the first full paragraph on page 6, you refer to the Contributed Construction Projects and the Pending Acquisitions. With a view to helping readers understand how you arrive at the total combined capacity of 987.8 MW that you reference elsewhere in your prospectus, please revise your disclosure on page 6 to clarify how you arrive at this amount considering the Contributed Construction Projects and Pending Acquisitions total 683 MW.

3. We note that you include the Pending Acquisitions in your initial portfolio, as reflected by their nameplate capacity and their projected cash available for distribution. Given the lack of assurance as to the consummation of the Pending Acquisitions, please revise to remove the Pending Acquisitions from all references to your initial portfolio or make it clear that these acquisitions are still pending and there is no assurance that they will be consummated.

Our initial portfolio and the Call Right Projects, page 7

4. We note your indication throughout this prospectus that this offering is not conditioned on the closing of the Pending Acquisitions. Revise your disclosure to specify the remaining steps or conditions that need to be satisfied in order for the Pending Acquisitions to close. In doing so, please state the party(ies) who are in possession of control over the timing of the closing. In this regard, we note your reference to the need for governmental, regulatory and third-party approvals or consents; however, it is not clear if these are the exclusive reasons why the Pending Acquisitions have not yet closed.

Organizational Transactions

Private Placements, page 19

5. We note the private placements completed by May 6, 2015. Please disclose the exemption from registration upon which you relied. Please refer to Item 701(d) of Regulation S-K.

Unaudited pro forma cash available for distribution for the year ended December 31, 2014, page 101

6. We note that your cash tables on pages 102 and 105 have omitted amounts for the estimated cash available for distribution to holders of Class A common stock. Please populate these figures in your next amendment or tell us why such information is not yet available.

Estimated cash available for distribution for the twelve months ending June 30, 2016 and December 31, 2016, page 103

7. Please explain to us why your projected cash table reflects non-expansionary capital expenditures as an addition to estimated cash available for distribution.

Assumptions and considerations, page 106

8. We note that you compare the projected statements of operations amounts to your historical predecessor financial statements. Since the historical predecessor financial statements will not closely resemble your business going forward, please ensure that you also compare projected amounts to those included in your pro forma cash available for distribution table for the year ended December 31, 2014 on page 102. Please ensure your analysis is sufficiently detailed such that it adequately bridges the look back period, where you present a pro forma net loss of $49.6 million, and the look forward periods, where you present pro forma net income amounts of $108.1 and $123.6 million. As examples only, please ensure your disclosures explain why depreciation and accretion expense, interest expense and scheduled debt payments declined significantly and why operating income as a percentage of revenues increased significantly. In regards to the decline in your pro forma interest expense and scheduled debt payments, please explain in greater detail why your assumed debt level for the projected periods is significantly less than the pro forma debt balance presented on your pro forma balance sheet. Please specify the debt you intend to extinguish or refinance and the anticipated source(s) of funding and clarify if the projected cash tables assume any contributions from your Sponsor under the Interest Payment Agreement.

Revenue, page 107

9. Notwithstanding your response to comment 7 that you believe forecasted revenues and anticipated GWh of production for each individual project is not material to investors due to the significant number of projects that will be included in your initial portfolio, please tell us if a smaller percentage of your total initial portfolio (i.e., less than 25%) is expected to contribute a significant percentage of forecasted revenue and anticipated GWh of production (i.e., greater than 50%). If so, please revise your filing to provide this context within the analysis of your assumptions and considerations. If not, please

revise your filing to better explain the similar contribution provided by all projects within the initial portfolio.

Unaudited pro forma condensed consolidated financial statements

Notes to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014, page 114

10. Other than the reclassifications disclosed in footnotes (f) and (g) on pages 115 and 120, it appears you made no significant conforming adjustments to align acquiree accounting policies to yours or to convert IFRS accounting policies to US GAAP. Please confirm that no additional pro forma adjustments are necessary to conform the accounting policies of the acquired projects to yours or to convert IFRS accounting policies to US GAAP. As an example, we note that there are disparities in the PP&E useful lives used by the acquirees, such as LAP Junin's 45 year useful life for buildings, machinery, and equipment and Honiton's 20 year useful life for buildings and 10-20 year useful life for machinery and equipment. Please tell us and disclose if your pro forma depreciation expense includes any adjustments to align depreciable lives with your policies and expectations.

Unaudited pro forma condensed consolidated balance sheet as of December 31, 2014, page 118

11. We have reviewed your response to comment 7 and have the following comments:

- Describe to us in greater detail the process of how you "segregated" the PPA fair value from the PP&E fair value. Explain to us if you utilized a relative fair value allocation, a residual method allocation, or if the assigned fair values were separately derived using the cost and excess earnings methods described in your response.

- Explain in greater detail the reasons for the considerable appreciation in the fair values of your PPA's from their origination to the acquisition dates.

- We note from your purchase price allocation disclosures on page 123.1 that the PPA balance as a percentage of the PP&E balance appears to vary widely between your acquisitions. For example, we note that the amount assigned to the BioTherm PPA approximates the PP&E balance, while the amount assigned to the Renova PPA is less than 10% of the PP&E balance. Please explain to us the reasons for the wide disparity of this metric between your acquisitions.

12. We note that the amounts included in footnote 15 on page 121 do not appear to agree to the adjustment on the face of your pro forma balance sheet. Please advise or revise.

Managements' Discussion and Analysis, page 128

13. Please add the MW capacity to the chart that appears on page 129 with a view to putting the 71.4 MW capacity at December 31, 2014, which you disclose on page 137, in context.

Industry, page 150

Solar, wind and hydro-electric energy markets, page 157

Brazil, page 159

14. We note your disclosure on page 160 that "Bloomberg New Energy Finance expects the government to keep its commitment to hold an increasing number of auctions." Please describe the basis for this expectation.

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

1. Nature of Operations, page F-10

15. We have reviewed your response to comment 9. Our understanding in regards to the Witkop and Soutpan projects is that you will purchase a 41.3% equity interest from a third party, a subsidiary of Chint Solar (Zhejiang) Co., Ltd., and that your Sponsor, SunEdison, Inc., will concurrently contribute a 9.7% equity interest to you. Although you previously indicated to us that the Sponsor does not have any ownership interests in Chint Solar, we note the disclosure on page F-114 that indicates Witkop and Soutpan "are under common control of SunEdison Green Power Renewable Energy Southern Africa Proprietary Limited ("SEGP")." Please tell us the relationship between your Sponsor and SEGP and clarify why these entities should be reflected at fair value as opposed to carried over at historical cost.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Dennis M. Myers, P.C.
        Kirkland & Ellis LLP